# LBO Capital Corp.

3509 Auburn Rd. Ste B-200 · Auburn Hills MI · 48326 USA
248.844.0300-tel **www.lbocapitalcorp.com** 248.844.0302-fax


**June 1, 2010**

United States
Securities and Exchange Commission ("SEC")
Washington, D.C. 20549-3561


Attention: Mr. John T. Archfield Jr.


**Re: LBO Capital Corp.
File No. 33-19107**


Dear Mr. Archfield:


Please find the revised Form 10-K/A for the year ended December 31, 2008.  We have incorporated the adjustments related to the material changes in the purchase price allocation.  We have fair valued the license agreements dated June 18 and 23, 2008, which were acquired through GTI.  Total fair value of these licenses as of the acquisition date is $8,007,660.  We have recorded these licenses at their fair values and made the necessary adjustments to their amortization.  We have concluded that the rest of the licenses and patents do not affect in a material way the allocation of the purchase price, because their fair values are not higher than their carrying values. In reaching to this conclusion, we considered several factors, such as projected cash flows from the future use of these intangibles.

In reference to Item 2. in May 13 letter, please note that non-controlling interest has been removed from the consolidated financial statements at December 31, 2008.  As we discussed in our telephone call several days ago, we would not apply SFAS 160 retroactively, because its retroactive application is prohibited.  However, we will include non-controlling interest in our financial statements for all the periods in 2009.

In addition, we have included the exhibits that were required to be presented in the executed form.  As always, please feel free to call me at 248-844-0300 in case you have any questions.


Sincerely,

/S/ Majlinda Xhuti

Chief Financial Officer

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